

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Via Email
Christopher G. Marshall
Chief Financial Officer
121 Alhambra Plaza, Suite 1601
Coral Gables, FL 33134

> **Re: Capital Bank Financial Corp.**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed April 25, 2012**
> **File No. 333-175108**

Dear Mr. Marshall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed April 25, 2012

Risk Factors

Our business is highly susceptible to credit risk, page 18

1. Revise this risk factor to discuss the increase in your non-performing loans to total loans in 2011 and that the percentage has increased over 2010.

As a public company, we will be required to meet periodic reporting requirements…, page 27

2. Revise this risk factor to provide additional disclosure about the material weakness discovered as part of the audit of the 2011 FYE financials. Present the information so that investors are able to understand the risk associated with investing in your company that has a material weakness. In particular, please clarify for investors, if true, that the weakness has not been remediated. Consider presenting the information in a separate risk

factor that discusses these specific risks apart from the overall risks associated with your new regulatory compliance burden.

<u>We are an emerging growth company…, page 28</u>

3. We note your qualification as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. We further note your risk factor on page 28 where you explain that this election allows you certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Please revise your next amendment to enhance this risk factor to state specifically that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 51</u>

4. We note you label the table on page 55 as a reconciliation of the estimated contractual receivable to the estimated carrying amount of loans acquired in the Green Bankshares transaction. It appears this table relates to the Southern Community Financial transaction. Please revise in your next amendment or advise otherwise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Material Trends and Developments, page 60</u>

5. We note your disclosure of the material weakness related to third party data inputs used in the accounting of impaired loans under ASC Topic 310-30. Please tell us the following related to this material weakness:

- Tell us in detail how you identified the control deficiencies.
- Tell us more specifically the nature of the material weakness and how it impacted your ASC 310-30 calculations.
- Tell us the specific measures implemented to address the control deficiencies.
- Tell us how you determined the extent to which earlier interim or annual periods were affected by these control deficiencies.
- Tell us how you determined that your accounting for impaired loans under ASC Topic 310-30 was appropriately stated in prior periods. Quantify the amount of any change in reported amounts that your analysis revealed.

<u>Results of Operations, page 64</u>

6. On page 63, you indicate that Return on Assets is one of the key metrics that management looks at in evaluating your performance. In the fiscal year ended December 31, 2011, your ROA, and Return on Equity both declined over 2010. We note that you

attribute part of the decline in ROA and ROE to the payment of termination fees for service contracts. Please revise this section to clarify whether management believes that the decline in ROA will reverse in coming periods and the reason for that belief.

Financial Statements of Capital Bank Financial Corp., beginning on page F-3

Note 1. Summary of Significant Accounting Policies, page F-9

Loss Contingencies, Contingent Value Rights and Loss Share True Up Liabilities, page F-17

7. Please revise to specifically discuss how your accounting policy for contingent value rights (CVR) complies with ASC 805-30. Discuss how you accounted for the CVR's at issuance, how you are accounting for them between periods and how you will account for any future payments.

8. Please revise to disclose a summary of issuances of CVR's by acquisition, including the amount per CVR that is payable, the number of shares to which the CVR's are attached, the total amount potentially payable, the amount recognized at issuance and the change in value between periods. For each issuance, provide a summary of the material factors that would trigger payment and discuss the milestones that have been reached towards achieving those triggers.

9. Please revise the footnotes to the pro forma financial statements to specifically discuss how you will account for the CVR's to be issued in the acquisition of Southern Community Financial Corporation.

Fair Value of Financial Instruments, page F-17

10. Please revise to correct the reference to Note 15, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant at (202) 551-1332 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: David E. Shapiro, Esq.
       Mark F. Veblen, Esq.
          Wachtell, Lipton, Rosen & Katz